Media Release Media Release

COMMONWEALTH BANK LAUNCHES SHARE PURCHASE
PLAN AND SHARE SALE FACILITY

SYDNEY, 19 May 2004: The Commonwealth Bank of Australia today announced that it will invite eligible shareholders to participate in either the Bank’s Share Purchase Plan (SPP) or Share Sale Facility (SSF).

The SPP and SSF will open on 31 May 2004 and are scheduled to close at 5:00pm (Sydney time) on 18 June 2004.

Participation in the SPP and the SSF is entirely optional.

In announcing the SPP and SSF, the Bank’s Chief Financial Officer, Michael Cameron, said “the SPP reflects the Bank’s focus on creating capital flexibility for the future”.

SHARE PURCHASE PLAN

The issue price of the SPP shares will be $31.36. This represents a 5 cents discount to the volume weighted average price of the Bank’s shares of $31.41 on 19 May 2004.

All shareholders with a registered holding on 27 May 2004 and with a registered address in either Australia or New Zealand will be offered the opportunity to purchase a parcel of 50, 100, or 150 ordinary shares of the Bank through the SPP, free of the cost of brokerage and commission.

If the total value of shares applied for under the SPP exceeds approximately $250 million, the Bank may scale back allocations.

SHARE SALE FACILITY

The SSF will be offered to the Bank’s registered holders of 150 ordinary shares or less on 27 May 2004, with a registered address in Australia, New Zealand, the United Kingdom or Fiji.

The SSF allows eligible shareholders whose investment objectives may have changed since the shares were acquired, to sell their shares free of the cost of brokerage and commission.

KEY DATES

The key dates for the SPP and SSF are outlined below. Details of the SPP and SSF are expected to be mailed to eligible shareholders by 2 June 2004.

Media Release Media Release

Event	Date
Record date	27 May 2004

SPP & SSF Offer opens	31 May 2004

SPP & SSF Offer closes (5:00pm Sydney time)	18 June 2004

Shares sold under the SSF	21 — 25 June 2004

Announcement of the SPP results	21 June 2004

Allotment of shares issued under the SPP	25 June 2004

Announcement of the SSF results	28 June 2004

Proceeds of the SSF sent to participating shareholders	5 July 2004

Commonwealth Securities Limited (CommSec) is acting as Broker in relation to the SSF.

The Bank is not providing investment advice or making a recommendation in relation to the SPP and SSF. Eligible shareholders should obtain their own professional advice before participating in either the SPP or SSF.

For general inquiries concerning either the SPP or SSF, shareholders should call 1800 022 440 or (+612) 8280 7110 if calling from outside Australia. (The Bank’s Share Registry will not provide financial, investment or taxation advice.)

ENDS

For additional information, please contact:
Paul Rea
Executive Manager, Media
Group Corporate Relations
Telephone (02) 9378 5965